Exhibit 99.1
Group 42 and Bradley Radoff Launch Consent Solicitation to Remove and Replace Majority of VAALCO's Board

Current Board Continues Track Record of Value Destruction, Poor Corporate Governance and Operational and Strategic Missteps

Stockholders Cannot Afford to Wait until Annual Meeting – Urgent Change in Majority of the Board is Needed NOW

NEW YORK, Nov 6, 2015 – Group 42, Inc. and Bradley Radoff (and related entities), together the beneficial owners of approximately 11.1% of the outstanding shares  of VAALCO Energy, Inc. ("VAALCO" or the "Company") (NYSE: EGY), today announced their intention to solicit consents from their fellow stockholders to remove four current members of the Board of Directors of VAALCO and replace them with four new highly-qualified candidates ideally positioned to enact the strong governance and strategic and operational improvements needed to reverse the course of underperformance and value destruction presided over by the current Board of VAALCO.

Group 42 and Bradley Radoff stated:

“The Board of VAALCO has failed stockholders.  Not only has the Company’s stock price suffered an appalling 72.4% drop in the past twelve months under their leadership, but the Board’s recent actions to adopt a poison pill and stockholder-unfriendly bylaw amendments represent a blatant disregard for the rights and best interests of stockholders.”

“With stockholder value rapidly destroyed and the Board taking steps to insulate themselves rather than fix the problems, stockholders cannot afford to wait until the annual meeting to seek meaningful improvement on the Board.  Change is needed now – and as a result, we feel the Board has left us no choice but to immediately initiate a consent solicitation.  This process will provide a democratic pathway for the voices of stockholders to truly be heard, and hopefully will result in the significantly improved Board that VAALCO desperately and urgently needs.”

“We had hoped to work constructively with the Board and management of VAALCO to improve the Company. Instead the Board opted to adopt a poison pill the day after we disclosed our stake, disregarding a prior overwhelming vote against a poison pill by VAALCO stockholders.  Further, the Board extended the agreement with CEO Steven Guidry with an offensive “change in control” provision three weeks after receiving a letter from us urging them not to renew the CEO’s agreement and at least listen to our concerns.  VAALCO stockholders need a Board that is respectful of their rights and open to their input.”

“Our carefully-selected director nominees are ideally positioned to implement the changes needed to deliver value for VAALCO stockholders, including through: improved corporate governance, meaningful reduction in G&A costs, trimming and rationalization of Capex by implementing a more disciplined and targeted capital allocation program, and exploring a self-tender offer to buy back VAALCO shares – all of which we believe would help address the Company’s low valuation.”

Group 42 and Bradley Radoff have identified four experienced professionals to replace four of the incumbent directors of VAALCO.  Our highly-qualified director candidates possess a strong mix of corporate governance and international energy industry experience, as well as corporate strategy and capital allocation expertise.  The nominees include:

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Peter Dickerson – Mr. Dickerson is a senior upstream oil and gas professional with over 35 years of commercial, transaction, financial planning and accounting experience in the industry.  Dickerson acts as Group 42’s West Africa Consultant.  Prior to joining Group 42 (to assist its subsidiary Well Flow International with West Africa business activities), Dickerson served as Head of Commercial, Planning and Economics for Tullow Oil Plc.  For 13 years, during its dramatic growth from a small producer to FTSE 100 listed company, Dickerson was directly involved in all of Tullow’s business development activities, including numerous West Africa production/development based operations, and led the organization’s acquisition and transaction team.  Dickerson also served on the Tullow’s Executive Committee, Senior Leadership and Crisis Management teams.  Mr. Dickerson is also a Petroleum Engineer with professional experience in reservoir and production analysis.

Mr. Dickerson’s upstream and exploration and production and direct West Africa focused expertise, as well as his extensive corporate strategy and governance experience, make him an ideal candidate for the Board.

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Michael Keane – Mr. Keane is an executive with over 25 years of experience in business strategy, corporate finance and investment banking. He has served as the Chairman of the Board at Group 42, Inc. since 2010. From 2010 to 2012, Keane was a senior executive and Head of Strategy for Digital Domain, a leading Hollywood special effects company.  Keane was previously a Clinical Professor of Finance at the University of Southern California’s Marshall School of Business where he served for more than 10 years teaching courses in investments and corporate finance.  He has also been a corporate finance executive for several NYSE-traded companies and was Managing Director of Investment Banking for Susquehanna International Group, Seidler Companies, Incorporated, and Kemper Securities, where he specialized in mergers and acquisitions, public offerings and private placements.

Mr. Keane’s experience as Chairman of an internationally focused energy company, as well as his expertise in corporate finance and experience in corporate governance, make him a valuable addition to the Board.

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Bradley L. Radoff – Mr. Radoff, age 42, has served as Principal of Fondren Management LP, a private investment management company, since January 2005. Mr. Radoff served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from July 2006 to February 2009. He has also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from April 2003 to December 2004. Previously, Mr. Radoff served as a director of Citadel Investment Group LLC, a global financial institution, from July 2000 to March 2003. He began his career working as an analyst at Third Point Management LLC, from August 1997 to June 2000, and at Yellowstone Capital LLC, from August 1995 to July 1997. In addition, Mr. Radoff co-founded Snap Kitchen LLC in 2009 and has served as a director there since August 2013.  Mr. Radoff also served as a director of Pogo Producing Company from March 2007 to November 2007 prior to its sale to Plains Exploration. Mr. Radoff graduated summa cum laude with a B.A. in Economics from The Wharton School at the University of Pennsylvania.

The Group 42-BLR Group believes that Mr. Radoff’s successful career in investment management and advisory and background in finance and accounting will make him an ideal candidate for the Board.

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Joshua Schechter – Mr. Schechter is a value investor with more than 15 years of experience in U.S. and global stockholder activism and mergers and acquisitions.  His background has included work identifying, evaluating and executing public and private, debt and equity, and long and short investment opportunities in a range of industries in the U.S., U.K., Japan and Korea.  From 2001 until 2013, Schechter was a Managing Director of global investments for Steel Partners and its related entities.  He was Co-President of Steel Partners Japan Asset Management handling more than $4 billion in assets under management beginning in 2006.  During this time, Schechter created distressed debt investment strategies, participated in the purchase and sale of businesses for portfolio companies, led various proxy contest efforts, and developed communications for media, proxy advisory services and investors.  Schechter is a director and member of a Corporate Governance and Nominating committees for Viad Corp., a multinational provider of marketing and event services, and formerly for The Pantry, Inc., the owner of 1,500 convenience stores.

Mr. Schecter’s experience driving change at challenged companies, as well as his capital markets, M&A and corporate strategy expertise, position him as an excellent candidate for the Board. Mr. Schechter is a value investor with more than 15 years of experience in U.S. and global stockholder activism.

About Group 42, Inc.:
Group 42 is a U.S.-based holding company that delivers innovative energy services to international and enterprise class customers around the globe. Through its subsidiaries and international joint ventures, it partners with other multinational energy companies that have expertise in applying technology-oriented solutions. Group 42 operates in North America, Asia Pacific, the Arabian Gulf, West Africa and the North Sea.

About Bradley L. Radoff:
Bradley L. Radoff is a private investor based in Houston, Texas.

Investor Contacts:
Jonathan Salzberger / Scott Winter
212-750-5833

Media Contacts:

Sloane & Company
Elliot Sloane, 212-446-1860
or Dan Zacchei, 212-446-1882

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Group 42, Inc. (“Group 42”), together with the other participants named herein (collectively, the “Group 42-BLR Group”), has made a preliminary filing with the Securities and Exchange Commission (“SEC”) of a consent statement and an accompanying consent card to be used to solicit consents from stockholders of VAALCO Energy, Inc., a Delaware corporation (“VAALCO” or the “Company”), for a number of proposals, the ultimate effect of which would be to remove four current members of the Board of Directors of VAALCO, and replace them with the Stockholder Group’s four highly qualified director nominees.

THE GROUP 42-BLR GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

Group 42, Inc., Paul A. Bell, BLR Partners LP (“BLR Partners”), BLRPart, LP (“BLRPart GP”), BLRGP Inc. (“BLRGP”), Fondren Management, LP (“Fondren Management”), FMLP Inc. (“FMLP”), The Radoff Family Foundation (“Radoff Foundation”), Bradley L. Radoff, Pete J. Dickerson, Michael Keane, and Joshua E. Schechter are participants in this solicitation.

As of the date hereof, Group 42 owned directly 2,499,692 shares of Common Stock.  Paul A. Bell, who serves on the board and as the President and Chief Executive Officer of Group 42, may be deemed to beneficially own the 2,499,692 shares owned by Group 42.  As of the date hereof, BLR Partners owned directly 1,951,095 shares of Common Stock.  BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  As of the date hereof, the Radoff Foundation owned directly 85,000 shares of Common Stock.  As of the date hereof, Bradley L. Radoff owned directly 1,938,905 shares of Common Stock and, as the sole stockholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners and the 85,000 shares owned by the Radoff Foundation.  As of the date hereof, none of Messrs. Dickerson, Keane or Schechter beneficially owned any shares of Common Stock.